AMERICAN INDEPENDENCE FUNDS TRUST 335 Madison Avenue, Mezzanine New York, NY 10017

October 8, 2009

Keith A. O’Connell
Securities and Exchange Commission
Division of Investment Management
Washington, DC 20549

RE:	The American Independence Funds Trust SEC File Numbers: 811-21757; 333-124214 – Response to comments on 485A filing submission number 0001324443-09-000035.

Dear Mr. O’Connell:

This letter provides you with our responses to comments you provided on June 23, 2009 to the 485A filed on May 5, 2009, with respect to adding the Fusion Global Long/Short Fund to the American Independence Funds Trust.

Below, please find the response to each comment provided. Included with this correspondence letter is a copy of a black-line to the last draft for your review.

COMMENT

Please provide a legal analysis as to why it would be appropriate to file a Proxy Statement rather than an N-14 filing.

RESPONSE

Since our discussion with the SEC, we agree with the SEC that the filing of an N-14 is appropriate and will be filed. On July 20, 2009 the Trust for Professional Managers filed a definitive proxy statement (Accession No. 0000894189-09-002136) to name American Independence Financial Services, LLC as the investment adviser to the Fusion Global/Long Short Fund. This was approved at a shareholder meeting held on July 31, 2009. Following approval by the SEC of the 485A filed on May 5, 2009, an N-14 will be filed and a second shareholder meeting will be held to approve the reorganization of the Fund into the American Independence Funds Trust. At that time shareholders will be asked to approve changes to the investment objectives and policies. This section on page 3 in the prospectus has been changed to reflect these changes.

The Board of Trustees of the Trust for Professional Managers recently approved a change in the name of the Fund from the Fusion Global Long/Short Fund to the Fusion Fund.

COMMENT

Please disclose in the prospectus what percentage of securities will be invested outside of the U.S.

RESPONSE

The name of the Fund has been changed to the Fusion Fund and all references in the prospectus and SAI to “Global Long/Short” will be deleted.

COMMENT

On page three consider changing the first sentence to read: “ To achieve its investment objective the Fund applies proprietary quantitative and trading methodologies to invest in equities exchange-traded funds (ETFs representing both U.S. and overseas debt and equity securities). In the next sentence, that reads ETFs are open-end investment companies ….. Please insert the word “typically” after ETFs.

RESPONSE

Changes have been made.

COMMENT

In letter to the staff please advise how much of the fund will be invested in long and short securities

RESPONSE

The Fund will have a maximum net exposure of 150% long and 50% short.

COMMENT

Please provide a definition of the CPI on page 3.

RESPONSE

The following definition will be included in a footnote on page 3:

The Consumer Price Index (CPI) is a measure of the average change in prices over time of goods and services purchased by households. The

Bureau of Labor Statistics publishes CPIs for two population groups: (1) the CPI for Urban Wage Earners and Clerical Workers (CPI-W), which covers households of wage earners and clerical workers that comprise approximately 32 percent of the total population and (2) the CPI for All Urban Consumers (CPI-U) and the Chained CPI for All Urban Consumers (C-CPI-U), which cover approximately 87 percent of the total population and include in addition to wage earners and clerical worker households, groups such as professional, managerial, and technical workers, the self- employed, short-term workers, the unemployed, and retirees and others not in the labor force. The CPIs are based on prices of food, clothing, shelter, and fuels, transportation fares, charges for doctors' and dentists' services, drugs, and other goods and services that people buy for day-to-day living. The CPI will be used as a secondary benchmark.

COMMENT

Please discuss the quality and maturity for the debt securities, if “junk bonds”, please include appropriate risk disclosure.

RESPONSE

The Fund will not be investing in “junk bonds”. For debt securities, the Fund will only invest in Government and Government secured bonds.

COMMENT

In connection with the reorganization, AIFS was appointed advisor by the Board of Trustees of the Trust for Professional Managers. Please describe how the Trustees made this determination.

RESPONSE

The following paragraph has been included in the prospectus.

The Board of Trustees of the Trust for Portfolio Managers met on July 20, 2009 to consider the approval of the Investment Advisory Agreement between the Fund and AIFS. In advance of the meeting, the Trustees requested and received materials to assist them in considering the approval of the Agreement. The materials provided contained information with respect to the factors enumerated below, including the Agreement, a memorandum prepared by the Trust’s outside legal counsel discussing in detail the Trustees’ fiduciary obligations and the factors they should assess in considering the approval of the Agreement, detailed comparative information relating to the advisory fees and other expenses of the Fund, due diligence materials relating to AIFS (including a due diligence questionnaire completed on behalf of the Fund by AIFS, Form ADV, financial statements, bibliographic information of key personnel, written compliance program and Code of Ethics) and other pertinent information. Based on its evaluation of information provided by the Adviser, in conjunction with the Fund’s other service providers, the Trustees, by a unanimous vote (including a separate vote of the Trustees who are not “interested persons,” as that term is defined in the 1940 Act (the “Independent Trustees”), approved the Agreement for an initial term ending December 31, 2010, subject to approval by a vote of the Fund’s shareholders. AIFS was previously approved as the

Investment Adviser, pursuant to an Interim Advisory Agreement, effective March 6, 2009.

COMMENT

On page 9 you have to deduct the load from the chart not in the bar chart

RESPONSE

The bar chart has been edited and the bar for the YTD has been removed and replaced with a footnote stating the YTD performance of the Fund.

COMMENT

On page 10 under example, you cannot use the waiver for the entire 10 year period. Only calculate it for one year.

RESPONSE

The expense example has been revised to reflect the waiver for the first year. The remaining years will not reflect a waiver.

COMMENT

On page 11 please include John Holmgren’s background for the period 1997 to 2005.

RESPONSE

John Holmgren’s bio has been revised.

COMMENT

Page 15 the Section Distribution Related Expenses has been corrected to state:

RESPONSE

In the case of any one financial intermediary, Distribution Related payments generally will not exceed the sum of 0.15% of that financial intermediary’s total sales of the Funds, and 0.15% of the total assets of these funds attributable to that financial intermediary, on an annual basis.

COMMENT

On page 23 it states that “Unless otherwise noted, information contained in this prospectus regarding Fund’s fees and expenses prior to July, 2009 relate to the predecessor fund.” In a letter to staff advise what section you are referring to.

RESPONSE

This relates to the bar chart and average annual total return table on page 9 as well as the Financial Highlights. Please note that it was previously a no load fund and had a unitary fee structure unlike going forward, subject to shareholder approval.

COMMENT

When you talk about long and short, please clarify whether that will be at the same time or will it be sometimes long and sometimes short?

RESPONSE

The long and short will occur at the same time. Disclosure has been added to the prospectus to reflect this.

We also acknowledge that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. We understand that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Funds may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact the undersigned at (646) 747-3477 or Terry Donovan at (646) 747-3475 should you have any questions regarding this letter.

Sincerely,

/s/ Eric M. Rubin
Eric M. Rubin